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                            October 11, 2022

       Philippe Krakowsky
       Chief Executive Officer
       The Interpublic Group of Companies, Inc.
       909 Third Avenue
       New York, New York 10022

                                                        Re: The Interpublic
Group of Companies, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 22,
2022
                                                            Response dated
October 5, 2022
                                                            File No. 001-06686

       Dear Philippe Krakowsky:

               We have reviewed your October 5, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 19, 2022 letter.

       Response filed October 5, 2022

       Form 10-K for the Fiscal Year Ended December 31, 2021
       Item 7. Management's Discussion and Analysis of Financial Condition and Results of
       Operations, page 19

   1. We have reviewed your response to comment 2 but are not convinced by your response that your presentation
of operating expense ratios based on revenue before billable expenses is appropriate
even though management uses these measures internally to
                                                        manage the business,
measure financial performance, set budgets and pay incentives. As requested in our prior
comment, please revise to eliminate the presentation of operating expenses as a
percentage of revenues before billable expenses. As noted in our prior comment, we will not
object to the presentation of segment EBITA and segment EBITA
 Philippe Krakowsky
The Interpublic Group of Companies, Inc.
October 11, 2022
Page 2
         margin as a percentage of revenue before billable expenses since this is your measure of segment profitability. However, no totals or subtotals of operating expenses as a percentage of revenues before billable expenses should be provided. Please revise future filings, accordingly.
       You may contact Tony Watson at (202) 551-3318 or Linda Cvrkel at (202) 551-3813 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNamePhilippe Krakowsky                  Sincerely,
Comapany NameThe Interpublic Group of Companies, Inc.
                                                      Division of Corporation
Finance
October 11, 2022 Page 2                               Office of Trade &
Services
FirstName LastName